FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For October 27, 2003

                NDT Ventures Ltd.

(Translation of registrant's name into English)

860 - 625 Howe Street

                   Vancouver, BC V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

NDT VENTURES LTD.

PRESS RELEASE

October 24, 2003

Suite 860 - 625 Howe Street, Vancouver, B.C.  V6C 2T6, CANADA  Telephone: (604) 687-7545;Facsimile: (604) 689-5041

NDT Ventures Ltd. (TSXV:NDE) (OTCBB:NDTVF)  has released its BC Form 51-901F First Quarter Report containing financial statements in Canadian funds, prepared without audit, for the three months ended August 31, 2003 (the "Quarterly Report"). Pursuant to the requirements of National Instrument 54-102, this news release provides a reasonable summary of the information contained in the Quarterly Report. Concurrently with this news release the Company is filing the Quarterly Report with the regulatory authorities through SEDAR (www.sedar.com) and has mailed it to shareholders whose names appear on the Company's Supplemental List. A copy of the Quarterly Report is available upon request.

NDT Ventures Ltd., a Northair Group company, is engaged primarily in the acquisition, exploration and development of mineral properties throughout the Americas.

During the current quarter, the Company acquired an option to earn a 51% interest in the Pasco Canyon Project situated in northern Nye County, Nevada.  The Company issued 75,000 common shares (agreed value $14,250) in June 2003 pursuant to this option agreement. The property is a large upper level volcanic hosted epithermal gold system.  The priority exploration area will be along a range front fault system that is considered the main control to mineralization.  Work has commenced on ground magnetics to more specifically prioritize fall drilling targets.

The Company has commenced fieldwork on its other Nevada projects with the objective of bringing the Black Hills and Trend projects to the drilling stage.  Detailed work on the Black Hills project has been designed to assess a significant intrusive related gold skarn and quartz vein system situated within carbonaceous sediments adjacent to a large intrusive complex.  Only a small portion of this potentially large skarn area is exposed on surface. Of potential significance is a distinct magnetic high overlying the adjacent pediment, possibly reflective of underlying skarn development that could host important gold and copper mineralization.  Additional geophysics are planned to better define sulphide distribution in preparation for drilling.

During the quarter ending August 31, 2003, the Company returned the Jenny and Hannah claims to the vendor and amended the Black Hills option accordingly.  The Company issued 30,000 common shares (agreed value $4,500) pursuant to the amended Black Hills property option agreement.

In July, the Company acquired the Trend Project from Trend Resources L.L.C.  This new land acquisition lies approximately ten kilometres south southeast of the Cortez Hills discovery (owned by Placer Dome and Kennecott) and on strike with the lineation of known deposits within the Cortez JV in north central Nevada.  These claims were acquired based on research that defined subtle structural zones in a pediment area along the Battle Mountain-Eureka mineral trend.  A number of northwest and northeast structural intersections were located, prioritized and tested by an extensive enzyme leach geochemical soil sampling program.  Interpretation of the results of this sampling indicates multiple zones of reduced subsurface mineralization with the oxidation, base metal and halide suite elements strongly reflecting the defined Battle Mountain-Eureka linears.  Gravity data of the area suggests that the geochemical anomalies lie at reasonable depths to support exploration drilling for deposits similar to those being discovered by the Cortez JV to the north and northeast.  A detailed review of all available structural and geochemical data has been initiated in order to plan additional geophysical and geochemical programs on the property to provide target prioritization for drilling.

In Canada, the Company and Navigator Exploration Corp. conducted an exploration program on the Melville Diamond Project in Nunavut. The collection of approximately 15,000 kilometres of total field and horizontal gradient magnetic data commenced in July.  To date, a total of 245 till and stream sediment samples have been collected from the Fury, Gem and Sarcpa properties.  A majority of the samples will be processed for the extraction of potential kimberlite indicator minerals. Results will be used to make a preliminary evaluation of the potential for diamondiferous kimberlites on the properties.  Although final data has not yet been received from the geophysical airborne survey, preliminary data indicates the presence of numerous anomalies of exploration interest. Ground checking of one prominent linear target resulted in the discovery of a large sulphide bearing iron formation. Samples of this material have been submitted for assay.  Six small occurrences of serpentinized ultramafic rock mapped by the Geological Survey of Canada in 1976/77, were investigated and were determined by the field geologists to represent pyroxenite or amphibolite. Plans for further exploration of the properties will be developed once all results of the 2003 program have been received, compiled and interpreted.

The Company holds a 6.55% interest in the South Voisey Bay Project held by South Voisey Bay Nickel.  Falconbridge Ltd. commenced fieldwork in July that consisted of geological and ground geophysical follow-up of previously identified airborne MegaTEM electromagnetic anomalies located throughout the project area.  The ground geophysical program was designed to identify high priority anomalies to be selected for diamond drilling.  Subsequent to the quarter end, three high priority target areas have been selected for drilling.  The geophysical targets are located in an east-west trending structure in an area predominated by northwest-southeast features on property controlled by the South Voisey Bay Nickel Company (SVBN) and on adjacent claims.  All three target areas are located on the North Gabbro in the general area of the highest grades and nickel tenors intersected on the South Voisey Bay Project to date.  Two of the target areas are located on the adjacent Donner/Commander joint venture property, with one target area located on the boundary of the Donner/Northern Abitibi joint venture property and the SVBN property.  The initial phase of drilling has commenced and is expected to include approximately 1,200 metres of drilling.

The Company also recently acquired, by application, a significant land position over a portion of a large greenstone belt in northern Manitoba, known as the Domain Project. The 14,350-hectare mineral exploration license covers multiple occurrences of banded iron formation. The project was acquired after research by the Company revealed drill holes with significant gold mineralization that have yet to be closed off, as well as numerous untested exploration targets situated approximately 120 kilometres southeast of Thompson, Manitoba. Within the coming months, the Company plans to conduct geophysical surveys over portions of the property to better prioritize target areas for drilling.

Results of Operations

During the current quarter, the Company sustained a loss of $133,347 or $0.01 per share, comparable to a loss of $135,526 or $0.01 per share in the 2002 comparative quarter. Although the resource costs written off in the current quarter were higher than in the previous quarter (2003 - $73,206; 2002 - $53,728), this increase was offset by a decrease in the write-down of investments (2003 - $1,669; 2002 - $16,413), slightly lower general and administrative expenses (2003- $70,315; 2002 - $73,745), and higher interest income (2003 - $11,843; 2002 - $8,360).  The Company's foreign exchange gain in the current quarter also increased as compared to the previous quarter (2003 - $3,296; 2002 - $1,775) contributing to the small decrease in the loss for the current quarter as compared to the same quarter last year.

Resource property costs write-off totalling $73,206 for the current quarter consisted of: $16,619 on the Hannah claims, $5,491 on the Jenny claims, $2,078 on the CC Claims, all of which have been abandoned, and outside property evaluation costs of $49,018 ($30,654 in the U.S. and $18,364 in Canada).  In 2002, the write down related to the costs of outside property evaluation costs as follows: U.S.A. - $37,782; Canada - $15,314; South America - $632.

General and administrative expenses in 2003 were slightly lower than in 2002. However, there were variations among cost +categories. Among the increases, legal and accounting expenses were $5,467 as compared to $961 in 2002 due to legal fees incurred on finalizing property agreements, $3,370.01 on the Melville Property agreement, and on legal counsel concerning the Sarbanes-Oxley regulations (legal fee - $1,744). As a result of increased participation in investor conferences and trade shows and more dissemination of press releases and information packages, investor relation expenses were $5,010 compared to $1,746 in 2002; related promotion and travel also experienced a slight increase (2003 - $4,874; 2002 - $4,441). Salary expenses experienced the largest decrease in the current quarter as compared to the 2002 quarter (2003 - $8,882; 2002 - $14,476) as more salary charges were allocated to investor relations and resource properties in the current quarter. Overall, general and administrative expense declined to $70,315 in the three months ended August 31, 2003 as compared to $73,745 in the same quarter last year.

The amount charged by Northair under a management service agreement remains the same as 2002 ($45,000).

Liquidity and Capital Resources:

During the current quarter, the Company's cash reserves decreased by $160,793 (2002 decrease - $295,156) resulting in a balance of $1,706,307 as at August 31, 2003. The Company recovered $29,248 on its operating activities (2002- $45,806) and spent $190,041 (2002 - $249,350) on investing activities including resource property expenditures of $180,213 for deferred exploration costs and $52,046 for deferred acquisition costs. After adjusting cash and short-term investments for accounts receivable of $8,657 and accounts payable of $104,783, which included $17,858 due to Northair, the Company had net working capital of $1,610,181 as at August 31, 2003 (2002 - $1,533,604). The Company's cash and net working capital included flow-through funds on hand of $814,918 which the Company has undertaken to spend on Canadian exploration expenditures.

The Company also holds a portfolio of investment in shares, at the lower of cost or market value of $114,082 (2002 - $123,975).

On Behalf of the Board,

NDT VENTURES LTD.

"Fred G. Hewett"

________________________

Fred G. Hewett, President

For further information please contact the Company at (604) 687-7545 or (888)338-2200

** INTERNET ADDRESS: www.northair.com/ndt/ ** Email:  info@northair.com

The  TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release.  This news release may contain forward looking statements which are not historical facts, such as ore reserve estimates, anticipated production, sales, revenues, costs, or discussions of goals and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected.  These risks and uncertainties include, but are not limited to, metal price volatility, volatility of metals production; and project development, ore reserve estimates, and cost engineering estimate risks.  See the Company's Form 6-K and 20-F reports for a more detailed discussion of factors that may impact expected results.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

British Columbia Securities Commission

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C. V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

Name of Issuer NDT VENTURES LTD.	For Quarter Ended August 31, 2003	Date of Report YY/MM/DD 03/10/21
Issuer's Address 860 - 625 Howe Street Vancouver, B.C. V6C 2T6	Issuer's Fax No. (604) 689-5041	Issuer's Telephone No. (604) 687-7545
Contact Person Fred G. Hewett	Contact's Position President	Contact Telephone No. (604) 687-7545
Contact Email Address info@northair.com	Web Site Address www.northair.com/ndt

CERTIFICATE

The three schedules required to complete this Report are attached and the Board of Directors has approved the disclosure contained herein. A copy of this Report will be provided to any shareholder who requests it.

Director's Signature "F.G. Hewett"	Print Full Name Fred G. Hewett	Date Signed YY/MM/DD 03/10/23
Director's Signature "D.B. McLeod"	Print Full Name D. Bruce McLeod	Date Signed YY/MM/DD 03/10/23

NDT Ventures Ltd. (An Exploration Stage Company)	Statement 1
Consolidated Balance Sheet
Prepared Without Audit - Canadian Funds

	August 31		May 31
	2003	2002	2003
ASSETS	$	$	$
CURRENT
Cash and short term deposits	1,706,307	1,566,079	1,867,100
Accounts receivable	8,657	18,583	13,501
	1,714,964	1,584,662	1,880,601
Exploration Expense Advance	-	-	42,218
Reclamation Bond	16,837		16,837
Resource property costs (Note 3)	347,956	972,672	170,153
Investments (Note 2)	114,082	123,975	115,751
Mining Equipment (Note 4)	9,570	13,672	10,346
	2,203,409	2,694,981	2,235,906
LIABILITIES
Current
Accounts payable and accrued liabilities	86,925	27,146	7,965
Due to related parties (Note 6)	17,858	23,912	14,718
	104,783	51,058	22,683

SHAREHOLDERS' EQUITY
Share Capital (Note 5)	24,323,185	23,168,412	24,304,435
Deficit	(22,224,559)	(20,524,489)	(22,091,212)
	2,098,626	2,643,923	2,213,223
	2,203,409	2,694,981	2,235,906

ON BEHALF OF THE BOARD:

"F.G. Hewett"

________________, Director

"D.B. McLeod"

________________, Director

- See Accompanying Notes -

NDT Ventures Ltd. (An Exploration Stage Company)	Statement 2
Consolidated Statement of Loss and Deficit
For the Three Months Ended August 31
Prepared Without Audit - Canadian Funds

	2003 - $	2002 - $
General and Administrative Expenses
Administration fees	45,000	45,000
Salaries	8,882	14,476
Legal and accounting	5,467	961
Investor relations	5,010	1,746
Promotion and travel	4,874	4,441
Office and sundry	1,865	3,406
Regulatory compliance	1,110	2,995
Amortization	776	1,109
Transfer agent fees	627	1,386
Foreign exchange loss (gain)	(3,296)	(1,775)
Loss before the Undernoted	(70,315)	(73,745)
Write off of resource costs	(73,206)	(53,728)
Write-down of investments	(1,669)	(16,413)
Interest income	11,843	8,360
Loss for the period	(133,347)	(135,526)
Deficit - Beginning of period	(22,091,212)	(20,388,963)
DEFICIT - END of the period	(22,224,559)	(20,524,489)
EARNINGS (LOSS) PER SHARE
- Basic	$ (0.01)	$ (0.01)

- See Accompanying Notes -

NDT Ventures Ltd. (An Exploration Stage Company)	Statement 3
Consolidated Statement of Cash Flows
For the Three Months Ended August 31
Prepared Without Audit - Canadian Funds

	2003 - $	2002 - $
CASH RESOURCES PROVIDED BY (USED IN)
Operating activities
Net income (loss) for the period	(133,347)	(135,526)
Items not affecting cash
Resource costs written off	73,206	53,728
Write-down of investments	1,669	16,413
Amortization	776	1,109
	(57,696)	(64,276)
Changes in non-cash working capital	86,944	18,470
	29,248	(45,806)
Investing activities
Resource property costs	(232,259)	(260,650)
Exploration Expense advance	42,218	11,300
	(190,041)	(249,350)

Net decrease in cash	(160,793)	(295,156)
Cash position - Beginning	1,867,100	1,861,235
Cash position - Ending	1,706,307	1,566,079
Supplemental Schedule of Non-Cash Consideration
Shares issued for property	18,750	-

- See Accompanying Notes -

NDT Ventures Ltd. (An Exploration Stage Company)	Schedule
Consolidated Schedule of Mineral Property Costs
For the Three Months Ended August 31
Prepared Without Audit - Canadian Funds

DIRECT - MINERAL	2003 $	2002 $
Deferred Exploration Costs
Melville, Nunavut, Canada
Airborne geophysics	96,780	-
Labour and general	8,119	-
Domain, Manitoba, Canada
Supervision and labour	11,115	-
Amarok, Nunavut, Canada
Airborne geophysics and transportation	-	99,907
Supervision and labour	-	37,977
Expediting, assays and general	-	11,196
Analysis and assays	-	8,617
Fox, Nunavut, Canada
Transportation and airborne	-	14,999
Expediting and general	-	9,651
Supervision and labour	-	7,312
Black Hills/Jenny, Nevada, USA
Permits and fees	-	6,952
Supervision and labour	4,988	672
Assays	1,109	-
Trend, Nevada, USA
Consulting and general	2,780	-
Supervision and labour	2,583	-
Hannah, Nevada, USA
Permits and fees	-	2,529
Labour and general	-	1,253
CC Claims, Nevada, USA
Labour and general	2,078	2,989
Pasco Canyon, Nevada, USA
Supervision and labour	1,309	-
South Voisey's Bay, Labrador, Canada
Field and general	190	637
Magma, Argentina
Property maintenance	336	-
S. America, properties not acquired
Supervision and labour	700	632
Field and general	608	-
U.S.A., properties not acquired
Labour	20,438	14,315
Field and general	10,216	23,467
Canadian properties not acquired
Field, travel and general	2,640	12,828
Labour	14,225	2,486
Cost for the period	180,213	258,418
Balance - Beginning of period	59,766	679,351
Write-off of costs	(61,572)	(53,728)
Balance - Deferred Exploration	178,407	884,041

- See Accompanying Notes -

NDT Ventures Ltd. (An Exploration Stage Company)	Schedule
Consolidated Schedule of Mineral Property Costs - continued
For the Three Months Ended August 31
Prepared Without Audit - Canadian Funds

Deferred Acquisition Costs	2003 - $	2002 -$
Domain, Manitoba, Canada
Claim staking	7,000	-
Melville Project, Nunavut, Canada
Permits	4,128	-
Pasco Canyon, Nevada, USA
Shares issued	14,250	-
Cash option payment	6,850	-
Holding costs	2,915	-
Black Hills, Nevada, USA
Claim filing	4,968	-
Cash option payment	4,230	-
Shares issued	4,500	-
Trend, Nevada, USA
Claim staking	14,906	-
Cash payment	7,050	-
Fox, Nunavut, Canada
Claim staking	-	1,104
Amarok, Nunavut, Canada
Claim staking	-	1,128
Cost for the period	70,796	2,232
Balance - Beginning of period	110,387	86,399
Write-off of costs	(11,634)	-
Balance - Deferred Acquisition	169,549	88,631

BALANCE OF RESOURCE PROPERTY COSTS	2003 - $	2002 - $
Consists of:
Deferred Exploration	178,407	884,041
Deferred Acquisition	169,549	88,631
	347,956	972,672

- See Accompanying Notes -

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
August 31 2003
Prepared Without Audit - Canadian Funds

1.  Significant Accounting Policies

These interim consolidated financial statements should be read in conjunction with the most recent annual financial statements. They follow the same accounting policies and methods of their application as at the most recent annual financial statements.

2.

Investments

Details are as follows:

	Number of Shares	Ownership Percentage	Carrying Value Aug 31 2003	Carrying Value May 31 2003
Coal Creek Energy Inc.	1,391	minimal	$278	$278
Epicentrix Technologies	175,882	minimal	3,518	5,187
Maximus Ventures Ltd.	3,000	minimal	780	780
Oromin Explorations Ltd.	35,000	minimal	3,500	3,500
Playfair Mining Ltd.	40,000	minimal	1,200	1,200
SVB Nickel Company Ltd.	837,119	6.56%	104,806	104,806
			$114,082	$115,751

As market values are not necessarily indicative of realizable value, all investments are carried at the lower of cost or net realizable value.  The carrying values at August 31, 2003 represent current market values as determined by management.

Playfair Mining Ltd. and the company have two directors in common.

3.

Mineral Property Costs

Details of properties on hand are as follows:

	Acquisition Costs	Exploration Costs	August 31 2003	May 31, 2003
Canada
Melville, Nunavut	$75,128	$123,944	$199,072	$90,045
Domain, Manitoba	7,000	11,115	18,115

U.S.A. - Nevada
Black Hills	31,237	7,477	38,714	20,019
Trend	21,956	5,363	27,319
Pasco Canyon	24,015	1,309	25,324
Hannah				16,619
Jenny				4,394

South America - Argentina
Magma	10,213	29,199	39,412	39,076

	$169,549	$178,407	$347,956	$170,153

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
August 31 2003
Prepared Without Audit - Canadian Funds

1.

Mineral Property Costs  (cont'd.)

a)

Melville Project

Effective 31 December 2002, the Company and Navigator Exploration Corp. ("Navigator") (together the "Optionees"), as tenants in common, were granted an option (the "Option") to acquire a collective 60% interest (30% each) in exploration permits on the Melville Peninsula (Sarcpa and Gem) and Baffin Island (Fury) from Stornoway Diamond Corp. ("Stornoway"), and Hunter Exploration Group ("Hunter") (together the "Optionors").  The Fury, Sarcpa and Gem are collectively referred to herein as the Melville Project.  The Company has certain directors and officers in common with Stornoway. Hunter is an unincorporated joint venture, which is at arm's length to the Company.

The Company and Navigator will earn their respective interest by:

i)

funding in equal amounts the acquisition costs of the Melville Project prospecting permits;

ii)

each issuing to Hunter 100,000 common shares in their respective capital and 100,000 warrants exercisable to purchase 100,000 additional common shares in their respective capital for a period of one year at a price equal to 125% of the average closing price of the relevant company's shares for the five trading days after the Company and Navigator publicly announced the agreement, being 11 February 2003 (the "Units"); and

iii)

incurring exploration expenditures of $1,000,000 and filing all representation work necessary to maintain all or a portion of the Melville Project in good standing until an aggregate of $1,000,000 has been spent on exploration expenditures.

The Melville Project is subject to a 2% gross overriding royalty on all mineral production, including gemstone production.  The Company and Navigator may reduce this royalty to 1% by paying an aggregate of $3,000,000. In addition, the Melville Project is subject to a 2% NSR royalty from the sale of ore or ore concentrates or other products there from.

The Company has fulfilled (i) and (ii) of the above terms.  The 100,000 units were issued at a deemed price of $0.21 per share. The warrants issued to Hunter are exercisable at $0.19 per share until April 11, 2004.

b)

Domain, Manitoba

The Company acquired, by application, a 14,350-hectare mineral exploration licence in northern Manitoba.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
August 31 2003
Prepared Without Audit - Canadian Funds

3.

Mineral Property Costs  (cont'd.)

c)  Black Hills Claims

By letter agreement dated August 6, 2002, effective September 5, 2002, and as amended July 30, 2003, the Company obtained the right to acquire a gold property in Churchill County, Nevada, U.S.A, known as Black Hills.  At its option, the Company can earn its interest by completing the following:

Date	Cash Payments (U.S. $)	Share Issuances
Within 10 days of 5 September 2002 (paid)	$5,000	-
Within 30 days of 5 September 2002 (issued)	-	25,000
September 5, 2003 (cash paid; shares issued)	3,000	30,000
September 5, 2004	20,000	50,000
September 5, 2005	37,500	75,000
September 5, 2006	60,000	125,000
	$125,500	305,000

The property is subject to a 2% NSR which can be reduced to 1% by paying U.S. $1,000,000.

The Company paid a finder's fee of U.S. $2,500 and 25,000 common shares relating to this acquisition. In addition, the finder will receive 5% of certain field expenditures up to a maximum of U.S. $200,000.

Also during the current period the Company returned the Hannah and Jenny claims to the vendor and amended the Black Hills option agreement accordingly. Accordingly, accumulated resource property costs on these claims have been written off.

d)

Trend

By letter agreement dated July 7, 2003, the Company acquired a block of mineral claims in north central Nevada from Trend Resources LLC.  Under the terms of the agreement, the Company will pay Trend U.S.$5,000 (paid August 2003) and issue 25,000 common shares of NDT Ventures Ltd., subject to regulatory approval.  In addition, the Company will pay Trend Resources 5% of actual field expenditures, up to a maximum of U.S.$250,000.  Trend Resources will retain a 1% NSR royalty, half of which can be purchased for U.S.$3 million.

Subject to regulatory approval, the Company will pay a finders fee of U.S. $2,500 and issue 25,000 shares. An amount equal to 5% of field expenditures (as defined) up to a maximum of US $200,000, is payable on a quarterly basis.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
August 31 2003
Prepared Without Audit - Canadian Funds

3.

Mineral Property Costs  (cont'd.)

e)

Pasco Canyon

The Company entered into an option agreement on June 10, 2003 with AuEx, L.L.C. whereby the Company can acquire up to a 70% interest in the Pasco Canyon Project in Nye County, Nevada.  The Company may acquire an initial 51% interest over a five year period by making cash payments totalling U.S.$500,000 ($5,000 paid), issuing 750,000 common shares of NDT Ventures (75,000 shares issued) and by completing U.S.$500,000 in exploration expenditures.  The Company can increase its interest to 70% by taking the project to the feasibility stage and expending U.S.$2 million in exploration.  The Company must spend U.S.$15,000 to complete the first year work commitment under the terms of the agreement.

f)

Takla Claims

The Company retains its 63% interest in and to certain mining claims (the "Takla Claims") situated in Voisey's Bay.  Due to a lack of exploration activity, all costs associated with these claims were written off in the year ended May 31, 2003.

g)

Finder's Fee Agreement

By agreement dated July 9, 2001, the Company agreed to engage the services of a third party for assistance in acquiring mineral properties in certain parts of Brazil.  The agreement calls for payments of U.S. $15,000 upon acquisition of any property and up to U.S. $250,000 (based on 10% of field expenditures on the properties).  To date no properties subject to this arrangement have been acquired.

4.

Capital Assets

Mining equipment:

	August 31, 2003	May 31, 2003
Cost	$ 117,080	$ 117,080
Accumulated Amortization	107,510	106,734
	$ 9,570	$ 10,346

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
August 31 2003
Prepared Without Audit - Canadian Funds

5.

Share Capital

a)

Authorized: 100,000,000 common shares without par value

b)

Issued and Fully Paid:

	Shares	Amount
Balance - May 31, 2002	25,676,978	$23,168,412
Issuance of shares for property	225,000	34,500
Issuance of shares for finders' fees	57,767	7,432
Issuance of shares for cash	6,950,000	1,251,000
Share issuance costs		(156,909)
Balance - May 31, 2003	32,909,745	$24,304,435
Issuance of shares for property	105,000	18,750
Balance - August 31, 2003	33,014,745	$24,323,185

During the current year-to-date period, the Company issued 75,000 common shares at a value of $0.19 per share and 30,000 common shares at a value of $0.15 per share pursuant to mineral property option agreements.

c)

There are no escrow or pooling arrangements with respect to the Company's shares.

d)

No options were granted during the current period. However 20,000 stock options expired without exercise on June 24, 2003.

e)

Description of options, warrants and convertible securities outstanding:

Stock Options:
Shares	Type	Exercise Price	Expiry Date
525,000	Insiders	$ 0.15	11 April 2004
5,000	Employee	$ 0.15	11 April 2004
1,325,000	Insiders	$ 0.15	17 February 2008
140,000	Employees	$ 0.15	17 February 2008
1,995,000

Warrants Outstanding	2003
	Shares	Exercise Price
Issued - expire 11 February 2004	100,000	$ 0.19
Issued - expire 3 April 2004	1,042,500	$ 0.20
Issued - expire 3 April 2004	3,475,000	$ 0.27
Warrants outstanding - August 31, 2003	4,617,500

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
August 31 2003
Prepared Without Audit - Canadian Funds

5.

Share Capital  (cont'd.)

f)

Flow-Through Funds on Hand

Flow-through shares are shares issued by a company that incurs certain resource expenditures and then renounces them for Canadian tax purposes.  This allows the expenditures to flow-through to the subscriber for tax purposes.  The subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the flow-through shares must be spent on qualified mineral exploration.  The use of proceeds from flow-through shares is restricted to Canadian Exploration Expenditures ("CEE") under Canadian Income Tax Legislation.

Under the terms of flow-through agreements, the Company was obligated to expend the following on CEE.  Details are as follows:

Flow-through share commitment	$1,000,800
Expenditures incurred to May 31, 2003	52,813
Flow-through funds on hand at May 31, 2003	$ 947,987
Expenditures incurred to August 31, 2003	133,069
Flow-through funds on hand at August 31, 2003	$ 814,918

6.

Related Party Transactions

Pursuant to a Management Service Agreement with International Northair Mines Ltd. ("Northair"), a company with directors and officers in common, Northair provides the Company with furnished office space, fully staffed and supplied in consideration of a fee, fixed annually, and paid monthly. Northair recovers other service costs, like mineral exploration or public relations at specified charge out rates and miscellaneous charges, like postage, are recovered on the basis of actual usage. Investor relations activities are carried out by the in-house staff of Northair and consists of dissemination of information to shareholders and prospective investors through brochures, press releases, quarterly and annual reports. Administrative services fees of $45,000 (August 31, 2002 - $45,000) were paid to Northair during the current year to date period.

7.

Contingencies

       Aboriginal and Missionary Land Claims

There are several aboriginal groups and one missionary group claiming unextinguished aboriginal titles and/or land rights to the lands and resources of Labrador.  Some of these groups have, through their legal counsel, made certain claims and requested that certain agreements be entered into with respect to activities on their traditional lands.  These may include one or more of the company's resource properties in Voisey's Bay and such claims could materially and adversely affect the ability of the company to explore those claims and may prevent any exploitation of the claims on an economic basis.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
August 31 2003
Prepared Without Audit - Canadian Funds

8.

Income Taxes

As at the year ended May 31, 2003, the Company has approximately $14,200,000 of deferred mineral expenses available which may be carried forward indefinitely and used to reduce prescribed taxable income in future years.

The Company has allowable non-capital losses for Canadian income tax purposes of approximately $996,500 at May 31, 2003, which may be utilized to reduce taxes on future income.  Unless utilized these losses will expire as follows:

2004	$170,000
2007	170,000
2008	229,000
2010	427,500
$996,500

The potential tax benefits of these resource related expenditures and income tax losses have not been recognized in the accounts of the Company.

9.

Segmented Information:

Details on a geographical basis are as follows:

August 31, 2003	Canada	U.S,A.	South America	Total
Assets	2,072,640	91,357	39,412	2,203,409
Capital Expenditures	144,195	86,420	1,644	232,259
Loss	77,196	54,843	1,308	133,347

August 31, 2002	Canada	U.S,A.	South America	Total
Assets	2,645,236	14,395	35,350	2,694,981
Capital Expenditures	207,841	52,177	632	260,650
Loss	97,112	37,782	632	135,526

10.

Comparative Figures

Certain of the prior year figures have been reclassified to conform with the current year's presentation.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
August 31 2003
Prepared Without Audit - Canadian Funds

11.

Differences Between Canadian and United States Generally Accepted Accounting Principles ("GAAP")

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada.  The U.S. Securities and Exchange Commission requires that financial statements of foreign companies contain a reconciliation presenting the statements on the basis of accounting principles generally accepted in the U.S.  Any differences in accounting principles as they pertain to the accompanying consolidated financial statements are not material except as follows:

a)

Under U.S. GAAP, investments held for re-sale (available for sale) are recorded at market value.  The difference between the market value and the cost of the investment is recorded as a separate shareholder equity category named comprehensive income.  Once the investment is sold, the comprehensive income for that investment is cleared out to income.  Under Canadian GAAP, investments held for re-sale are recorded at the lower of cost or market.  There is no comprehensive income category in Canada.

b)

Under Canadian GAAP, mineral properties are carried at cost and written-off or written-down if the properties are abandoned, sold or if management decides not to pursue the properties.  Under U.S. GAAP, the Company would periodically review and obtain independent reports in determining adjustments to the mineral properties and record properties at net realizable value.  The Company has not yet obtained an independent report and accordingly for U.S. purposes, the properties have been written off.

c)

Under U.S. GAAP, stock compensation expense is recorded as shares held in escrow become eligible for release based upon the number of shares eligible for release and the market value of the shares at that time.  Under Canadian GAAP, no value is attributed to such shares released and no compensation expense is recorded.  The shares previously held in escrow were performance shares that were issued to certain directors who reorganized the Company's business affairs and raised financing sufficient to fund the Company's business plan.

d)

Until 1 June 2002, the company was not required, under Canadian GAAP, to record the effect of non-employee stock option based compensation expense in the consolidated financial statements.  Commencing 1 June 2002, Canadian GAAP treatment is consistent with U.S. GAAP treatment.  Under U.S. GAAP, stock compensation expense is recorded for non-employees based upon the fair value method.  The company has elected to continue to measure compensation cost for employees under Accounting Principles Board ("APB") Opinion No. 25, including interpretations provided in Interpretation ("FIN") No. 44.  Generally, under APB No. 25 compensation expense is recognized for the difference between the market price of the underlying common stock and the exercise price of the stock options.  Effective from the date of the modification, the company regularly re-measures compensation expense for the options where there has been a substantive change or modification to such options.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
August 31 2003
Prepared Without Audit - Canadian Funds

11.

Differences Between Canadian and United States Generally Accepted Accounting Principles ("GAAP")  (cont'd...)

The effects of the differences in accounting principles on the results of operations, capitalized resource property costs, loss per share and deficit are set out below.

The impact of the above differences between Canadian and United States GAAP on loss for the period is as follows:

	Cumulative Amounts from Feb 25, 1995 to Aug 31 2003	3 mos. Ended August 31, 2003	3 mos. Ended August 31, 2002	Year Ended May 31, 2003
Loss for the period - Cdn basis	$(18,294,255)	$(133,347)	$(135,526)	$(1,702,249)
Write-off of mineral properties	(347,956)	(177,803)	(206,922)	595,597
Stock compensation expense	(1,981,875)	-	-	-
Loss for the period - U.S. basis	$(20,624,086)	$(311,150)	$(342,448)	$(1,106,652)
Loss per share for the period - U.S. basis		$(0.01)	$(0.01)	$(0.04)

The impact of the above differences between Canadian and United States GAAP on the deficit, as reported, is as follows:

	Cumulative Amounts from Feb 25, 1995 to Aug 31 2003	As at August 31, 2003	As at August 31, 2002	Year Ended May 31, 2003
Deficit - Prior to exploration stage - U.S. basis	$(3,930,304)	$(3,930,304)	$(3,930,304)	$(3,930,304)
Deficit accumulated during the exploration stage, as reported	(18,294,255)	(18,294,255)	(16,594,185)	(18,160,908)
Write-off of mineral properties	(347,956)	(347,956)	(972,672)	(170,153)
Stock compensation expense	(1,981,875)	(1,981,875)	(1,981,875)	(1,981,875)
Deficit accumulated during the exploration stage - U.S. basis	(20,624,086)	(20,624,086)	(19,548,732)	(20,312,936)
Deficit - U.S. basis	$(24,554,390)	$(24,554,390)	$(23,479,036)	$(24,243,240)

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
August 31 2003
Prepared Without Audit - Canadian Funds

11.

Differences Between Canadian and United States Generally Accepted Accounting Principles ("GAAP")  (cont'd...)

The impact of the above differences between Canadian and United States GAAP on the statement of changes in shareholders' equity, as reported, is as follows:

	Common Shares		Deficit Prior to Exploration	Deficit Accumulated During Exploration	Other Comprehensive
	Number	Amount	Stage	Stage	Income	Total
Shareholders' equity as at May 31, 2003 - Cdn basis	32,909,745	$24,304,435	$(3,930,304)	$(18,160,908)	$-	$2,213,223
Write-off of mineral properties	-	-	-	(170,153)	-	(170,153)
Stock compensation expense	-	1,981,875	-	(1,981,875)	-	-
Unrealized gains on investments held for resale	-	-	-	-	-	-
Shareholders' equity as at May 31, 2003 - U.S. basis	32,909,745	$26,286,310	$(3,930,304)	$(20,312,936)	$-	$2,043,070
Shareholders' equity as at Aug 31, 2002 - Cdn basis	25,676,978	$23,168,412	$(3,930,304)	$(16,594,185)	$-	$2,643,923
Write-off of mineral properties	-	-	-	(972,672)	-	(972,672)
Stock compensation expense	-	1,981,875	-	(1,981,875)	-	-
Unrealized gains on investments held for resale					1,200	1,200
Shareholders' equity as at Aug 31, 2002 - U.S. basis	25,676,978	$25,150,287	$(3,930,304)	$(19,548,732)	$1,200	$1,672,451
Shareholders' equity as at Aug 31, 2003 - Cdn basis	33,014,745	$24,323,185	$(3,930,304)	$(18,294,255)	$-	$2,098,626
Write-off of mineral properties	-	-	-	(347,956)	-	(347,956)
Stock compensation expense	-	1,981,875	-	(1,981,875)	-	-
Unrealized gains on investments held for resale	-	-	-	-	2,350	2,350
Shareholders' equity as at Aug 31, 2003 - U.S. basis	33,014,745	$26,305,060	$(3,930,304)	$20,624,086	$2,350	$1,753,020

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
August 31 2003
Prepared Without Audit - Canadian Funds

SCHEDULE B: SUPPLEMENTAL INFORMATION

1.  Analysis of Expenses and Deferred Costs

Refer to Schedule A - Consolidated Financial Statements. The Consolidated Statement of Loss and Deficit provides an analysis of general and administrative expenses. The Consolidated Schedule of Resource Property Costs and Note 3 to the Consolidated Financial Statements provide an analysis of deferred costs.

2. Related Party Transactions

Refer to Note 6 to the Consolidated Financial Statements.

3.  Summary of Securities Issued and Options Granted During the Year-to-Date Period

Refer to Note 5 to the Consolidated Financial Statements.

4. Summary of Securities as at August 31, 2003

Refer to Note 5 to the Consolidated Financial Statements.

5.  Directors and Officers as at the Date Hereof

Donald A. McLeod, Chairman & Director; Fred G. Hewett, President, CEO & Director; D. Bruce McLeod, Vice President & Director; James Stewart, Director; Neil Briggs, Director; Donald Moore, Director; Bruce Grant, Director; Thomas H. Burkhart, Vice President, Exploration; Gail M. Sharp, Secretary; Alfred Kwong, Controller.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

General

NDT Ventures Ltd. (TSXV:NDE; OTCBB:NDTVF), a Northair Group company, is engaged primarily in the acquisition, exploration and development of mineral properties throughout the Americas.

During the current quarter, the Company acquired an option to earn a 51% interest in the Pasco Canyon Project situated in northern Nye County, Nevada.  The Company issued 75,000 common shares (agreed value $14,250) in June 2003 pursuant to this option agreement. The property is a large upper level volcanic hosted epithermal gold system.  The priority exploration area will be along a range front fault system that is considered the main control to mineralization.  Work has commenced on ground magnetics to more specifically prioritize fall drilling targets.

The Company has commenced fieldwork on its other Nevada projects with the objective of bringing the Black Hills and Trend projects to the drilling stage.  Detailed work on the Black Hills project has been designed to assess a significant intrusive related gold skarn and quartz vein system situated within carbonaceous sediments adjacent to a large intrusive complex.  Only a small portion of this potentially large skarn area is exposed on surface. Of potential significance is a distinct magnetic high overlying the adjacent pediment, possibly reflective of underlying skarn development that could host important gold and copper mineralization.  Additional geophysics are planned to better define sulphide distribution in preparation for drilling.

During the quarter ending August 31, 2003, the Company returned the Jenny and Hannah claims to the vendor and amended the Black Hills option accordingly.  The Company issued 30,000 common shares (agreed value $4,500) pursuant to the amended Black Hills property option agreement.

In July, the Company acquired the Trend Project from Trend Resources L.L.C.  This new land acquisition lies approximately ten kilometres south southeast of the Cortez Hills discovery (owned by Placer Dome and Kennecott) and on strike with the lineation of known deposits within the Cortez JV in north central Nevada.  These claims were acquired based on research that defined subtle structural zones in a pediment area along the Battle Mountain-Eureka mineral trend.  A number of northwest and northeast structural intersections were located, prioritized and tested by an extensive enzyme leach geochemical soil sampling program.  Interpretation of the results of this sampling indicates multiple zones of reduced subsurface mineralization with the oxidation, base metal and halide suite elements strongly reflecting the defined Battle Mountain-Eureka linears.  Gravity data of the area suggests that the geochemical anomalies lie at reasonable depths to support exploration drilling for deposits similar to those being discovered by the Cortez JV to the north and northeast.  A detailed review of all available structural and geochemical data has been initiated in order to plan additional geophysical and geochemical programs on the property to provide target prioritization for drilling.

In Canada, the Company and Navigator Exploration Corp. conducted an exploration program on the Melville Diamond Project in Nunavut. The collection of approximately 15,000 kilometres of total field and horizontal gradient magnetic data commenced in July.  To date, a total of 245 till and stream sediment samples have been collected from the Fury, Gem and Sarcpa properties.  A majority of the samples will be processed for the extraction of potential kimberlite indicator minerals. Results will be used to make a preliminary evaluation of the potential for diamondiferous kimberlites on the properties.  Although final data has not yet been received from the geophysical airborne survey, preliminary data indicates the presence of numerous anomalies of exploration interest. Ground checking of one prominent linear target resulted in the discovery of a large sulphide bearing iron formation. Samples of this material have been submitted for assay.  Six small occurrences of serpentinized ultramafic rock mapped by the Geological Survey of Canada in 1976/77, were investigated and were determined by the field geologists to represent pyroxenite or amphibolite. Plans for further exploration of the properties will be developed once all results of the 2003 program have been received, compiled and interpreted.

The Company holds a 6.55% interest in the South Voisey Bay Project held by South Voisey Bay Nickel.  Falconbridge Ltd. commenced fieldwork in July that consisted of geological and ground geophysical follow-up of previously identified airborne MegaTEM electromagnetic anomalies located throughout the project area.  The ground geophysical program was designed to identify high priority anomalies to be selected for diamond drilling.  Subsequent to the quarter end, three high priority target areas have been selected for drilling.  The geophysical targets are located in an east-west trending structure in an area predominated by northwest-southeast features on property controlled by the South Voisey Bay Nickel Company (SVBN) and on adjacent claims.  All three target areas are located on the North Gabbro in the general area of the highest grades and nickel tenors intersected on the South Voisey Bay Project to date.  Two of the target areas are located on the adjacent Donner/Commander joint venture property, with one target area located on the boundary of the Donner/Northern Abitibi joint venture property and the SVBN property.  The initial phase of drilling has commenced and is expected to include approximately 1,200 metres of drilling.

The Company also recently acquired, by application, a significant land position over a portion of a large greenstone belt in northern Manitoba, known as the Domain Project. The 14,350-hectare mineral exploration license covers multiple occurrences of banded iron formation. The project was acquired after research by the Company revealed drill holes with significant gold mineralization that have yet to be closed off, as well as numerous untested exploration targets situated approximately 120 hectares southeast of Thompson, Manitoba. Within the coming months, the Company plans to conduct geophysical surveys over portions of the property to better prioritize target areas for drilling.

The following discussions and analysis of the results of operations and financial position of the Company should be read in conjunction with its consolidated financial statements for the year ended May 31, 2003 and the notes thereto.

Results of Operations

During the current quarter, the Company sustained a loss of $133,347 or $0.01 per share, comparable to a loss of $135,526 or $0.01 per share in the 2002 comparative quarter. Although the resource costs written off in the current quarter were higher than in the previous quarter (2003 - $73,206; 2002 - $53,728), this increase was offset by a decrease in the write-down of investments (2003 - $1,669; 2002 - $16,413), slightly lower general and administrative expenses (2003- $70,315; 2002 - $73,745), and higher interest income (2003 - $11,843; 2002 - $8,360).  The Company's foreign exchange gain in the current quarter also increased as compared to the previous quarter (2003 - $3,296; 2002 - $1,775) contributing to the small decrease in the loss for the current quarter as compared to the same quarter last year.

Resource property costs write-off totalling $73,206 for the current quarter consisted of: $16,619 on the Hannah claims, $5,491 on the Jenny claims, $2,078 on the CC Claims, all of which have been abandoned, and outside property evaluation costs of $49,018 ($30,654 in the U.S. and $18,364 in Canada).  In 2002, the write down related to the costs of outside property evaluation costs as follows: U.S.A. - $37,782; Canada - $15,314; South America - $632.

General and administrative expenses in 2003 were slightly lower than in 2002. However, there were variations among cost categories. The reader is referred to the Consolidated Statement of Loss and Deficit in Schedule A for a breakdown and comparison of these expenses. Among the increases, legal and accounting expenses were $5,467 as compared to $961 in 2002 due to legal fees incurred on finalizing property agreements, $3,370.01 on the Melville Property agreement, and on legal counsel concerning the Sarbanes-Oxley regulations (legal fee - $1,744). As a result of increased participation in investor conferences and trade shows and more dissemination of press releases and information packages, investor relation expenses were $5,010 compared to $1,746 in 2002; related promotion and travel also experienced a slight increase (2003 - $4,874; 2002 - $4,441). Salary expenses experienced the largest decrease in the current quarter as compared to the 2002 quarter (2003 - $8,882; 2002 - $14,476) as more salary charges were allocated to investor relations and resource properties in the current quarter. Overall, general and administrative expense declined to $70,315 in the three months ended August 31, 2003 as compared to $73,745 in the same quarter last year.

The amount charged by Northair under a management service agreement (disclosed in Note 6 to the financial statements) remains the same as 2002 ($45,000).

Liquidity and Capital Resources:

During the current quarter, the Company's cash reserves decreased by $160,793 (2002 decrease - $295,156) resulting in a balance of $1,706,307 as at August 31, 2003. The Company recovered $29,248 on its operating activities (2002- $45,806) and spent $190,041 (2002 - $249,350) on investing activities including resource property expenditures of $180,213 for deferred exploration costs and $52,046 for deferred acquisition costs. After adjusting cash and short-term investments for accounts receivable of $8,657 and accounts payable of $104,783, which included $17,858 due to Northair, the Company had net working capital of $1,610,181 as at August 31, 2003 (2002 - $1,533,604). The Company's cash and net working capital included flow-through funds on hand of $814,918 which the Company has undertaken to spend on Canadian exploration expenditures (as defined under the Canadian Income Tax Legislation (see Note 5 (f)).

The Company also holds a portfolio of investment in shares, at the lower of cost or market value of $114,082 (2002 - $123,975). Details of these investments are itemized in Note 2 in the consolidated financial statements in Schedule A.

Financings, Principal Purposes and Milestones

	Estimated use of proceeds from SFOD	Actual to August 31, 2003	Variance
Agents Commission	$93,825	93,825*	-
Costs of offering	40,000	47,033*	(7,033)
Corporate Finance Fee	16,050	16,050*	-

Airborne geophysical survey	$125,000	$117,498	$7,502
On-site quality control	5,000	-	5,000
Till sample collection	110,000	13,009	96,991
Ground geophysical surveys	100,000	2,039	97,961
Drilling - stage 1	225,000	-	225,000
Drilling - stage 2	435,800	-	435,800
Total exploration expenditures	$1,000,800	$132,546	868,254

*These items were incurred in April 2003 and were reflected in the year-end May 31, 2003 audited financial statements. The additional costs for the offering related to printing, filing fees, and legal fees.

While the airborne geophysical survey is virtually complete and is within budget, the till sample collection, ground geophysical survey and drilling are yet to commence. These account for the favourable variance experienced to date.

Risk and Uncertainties

The mineral industry is intensely competitive in all its phases. The Company competes with many other companies who have greater financial resources and experience. The market price of precious metals and other minerals is volatile and cannot be controlled. Mineral exploration is a speculative venture. There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body. The recovery of the Company's investment in resource properties and attainment of profitable operations is dependent on the discovery, development and sale of ore reserves, the ultimate outcome of which cannot be determined now because they are contingent on future matters.

The Company has limited financial resources, no source of operating cash flow and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements. If the Company's exploration programs are successful, additional funds will be required for development of one or more projects. Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development of the Company's properties or with the possible loss of such properties.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  NDT Ventures Ltd .

(Registrant)

By:    /s/ Gail Sharp

(Signature)

Gail Sharp, Corporate Secretary

Date: October 27, 2003